SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Cadus Corporation
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

127639102
(CUSIP Number)

Andrew Langham, Esq.
Icahn Associates LLC
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 28, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Item 1. Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission on April 23, 2002 (as amended by Amendment No. 1 to Schedule 13D filed with Securities and Exchange Commission on March 12, 2009,  Amendment No. 2 to Schedule 13D filed with Securities and Exchange Commission on June 9, 2014 and Amendment No. 3 to Schedule 13D filed with Securities and Exchange Commission on September 20, 2017, the "Schedule 13D") by High River Limited Partnership, a Delaware limited partnership ("High River"), Hopper Investments LLC, a Delaware limited liability company ("Hopper"), Barberry Corp., a Delaware corporation ("Barberry") and Carl C. Icahn, a citizen of the United States of America ("Icahn", and together with High River, Hopper and Barberry, the "Reporting Persons"), with respect to the shares of common stock, $0.01 par value ("Common Stock"), of Cadus Corporation, a Delaware corporation (the "Issuer"), is hereby amended to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On November 28, 2017, certain of the Reporting Persons delivered a letter to the Issuer's board of directors amending the offer previously made by the Reporting Persons on September 20, 2017.  A copy of this letter is filed herewith as an exhibit and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

1.	Letter from certain of the Reporting Persons to the Board of Directors of the Issuer, dated November 28, 2017.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 28, 2017

BARBERRY CORP.

By: /s/Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

HOPPER INVESTMENTS LLC

By: Barberry Corp., its sole member

By: /s/Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

HIGH RIVER LIMITED PARTNERSHIP

By: HOPPER INVESTMENTS LLC, its general partner

By: BARBERRY CORP., its sole member

By: /s/Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Amendment No. 4 to Schedule 13D – Cadus Corporation]